August 16, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

       Re: RocketFuel Blockchain, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2023
           Response dated July 8, 2024
           File No. 033-17773-NY
Dear Bennett Yankowitz:

       We have reviewed your July 8, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

Form 10-K for the Fiscal Year Ended March 31, 2023
General

1. We note your response to prior comment 2 that you are not actively pursuing a crypto loyalty program or the use of NFTs and that the creation of NFTs for online stores is excluded from the scope of work of your Interface Development Agreement with ACI.
       We further note that your website continues to promote a rewards program where merchants can use NFTs to enhance shoppers' loyalty (see https://rocketfuel.inc/rewards-
       program/). Please tell us why your website continues to promote a crypto loyalty program and the use of NFTs if you are not pursuing these activities.
 August 16, 2024
Page 2
Business
Our Growth Strategy, page 6

2. We note your response to prior comment 3. Please confirm that you will file your
       Strategic Alliance Agreement with ACI Worldwide Corp. as an exhibit to your next periodic report, or advise.
Risk Factors, page 7

3. We note your response to prior comment 4. Please provide proposed disclosure for inclusion in future filings addressing the comment.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets